Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On September 2, 2008, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE AUGUST VOLUME TOTALS 88.5 MILLION CONTRACTS;

YEAR-TO-DATE VOLUME UP 25% TO 772 MILLION CONTRACTS

CHICAGO, September 2, 2008 – The Chicago Board Options Exchange (CBOE) today reported that trading volume during August totaled 88.5 million contracts. Daily trading volume averaged 4.2 million contracts during the month, down eight percent against August 2007, the best August ever for CBOE. With 772.4 million contracts traded year to date, CBOE trading volume rose 25 percent over the first eight months of 2007.  Daily trading volume from January through August 2008 averaged 4.6 million contracts. August comes on the heels of record trading activity at CBOE in July 2008, the best month ever in the Exchange’s history.

During August, trading volume in equity options totaled 45.3 million contracts. Average daily volume of 2.2 million contracts during August was a one-percent increase from the same month a year ago. Year to date, equity options volume is up 24 percent through August, with 405.7 contracts changing hands and an average daily volume of 2.4 million contracts.

In August, average daily ETF options volume was down six percent against August 2007, but up 53 percent for the first eight months of 2008.  Average daily trading volume in the cash-settled indexes during August dropped 26 percent against August 2007, but year to date is up three percent.

Just three months after it was introduced, options on the SPDR Gold Trust (CBOE ticker symbol: GLD) set another monthly volume record with more than 856,000 contracts traded.  CBOE during August claimed 64 percent of the options industry’s GLD volume.

	August 2008 Volume (21 days)	% Change vs August 2007 (23 days)	% Change vs. July 2008 (22 days)	Year-To-Date Volume (168 days)	% Change vs. 2007 (168 days)
Industry Total	263,405,886	-10	-28	2,365,856,293	+30
CBOE Total	88,493,526	-16	-30	772,409,658	+25
CBOE Total ADV	4,213,977	-8	-27	4,597,677	+25
Equity	45,339,217	-8	-33	405,697,757	+24
Equity ADV	2,159,010	+1	-29	2,414,868	+24
Cash-Settled Index	18,787,615	-32	-23	158,766,133	+3
Cash-Settled Index ADV	894,648	-26	-20	945,037	+3
ETF Options	24,320,539	-14	-29	207,868,931	+53
ETF Options ADV	1,158,121	-6	-26	1,237,315	+53
Exchange Open Interest	296,649,946	+7	+2	—	—

-more-

CBOE’s August Market Share at 33.6 Percent Leads Industry
In August, CBOE’s market share of total industry volume was 33.6 percent, down 2.3 percentage points from August 2007.

CBOE Market Share	Aug 2008 Market Share	% Change vs Aug 2007	% Change vs July 2008	Year-To-Date Market Share	% Change vs 2007
Exchange	33.6%	-2.3	-0.8	32.7%	-1.3
Equity	27.4%	-0.4	-1.9	26.8%	-0.6
Index	87.9%	+2.4	+0.2	87.3%	+1.1
ETF	31.9%	-1.9	+0.3	31.0%	-4.1

CBOE August Highlights:

•                  The top five most actively traded equity options during August were Kraft Foods (KFT), Apple (AAPL), Citigroup (C), Bank of America (BAC) and Lehman Brothers (LEH).

•                  The top five most actively traded index and ETF options at CBOE during August were S&P 500 Index (SPX), Standard & Poor’s Depositary Receipts (SPY), iShares Russell 2000 Index Fund (IWM), PowerShares QQQ Trust (QQQQ) and Financial Select SPDR (XLF).

•      On August 20, CBOE announced that a definitive agreement had been reached to settle the Exercise Right litigation with former Chicago Board of Trade members. A CBOE membership vote will be held on September 17 to determine whether to approve the settlement.  The summary of settlement terms of the Exercise Right litigation can be accessed at www.cboe.org/Legal/crclInfo.aspx.

•                  On August 1, the Exchange began publishing two new Volatility benchmarks – the CBOE Gold Volatility Index (ticker symbol GVZ) and the CBOE EuroCurrency Volatility Index (ticker symbol EVZ).  These indexes are benchmarks designed to measure the expected volatility of the respective underlying assets. GVZ and EVZ values are disseminated every 15 seconds daily through all major data vendors.

•                  On August 5, CBOE recorded a record daily trading volume of 189,041 contracts in options on the SPDR Gold Trust (CBOE ticker symbol: GLD), topping the previous high of 139,786 contracts traded on July 15. The contract was introduced on June 2.

•                  During August, 285 million shares changed hands on the CBOE Stock Exchange (CBSX), an average daily volume of 13.6 million shares, up 70 percent from the same period a year ago.

•                  The CBOE Futures Exchange, LLC (CFE) today announced that August average daily volume of 4,343 contracts rose three percent over the previous month.  Total trading volume at CFE during August was 91,218 contracts, a decline of one percent from the July 2008 volume of 92,565 contracts traded. Year to date, 2008 trading volume is 20 percent ahead of the same period from a year ago.

•                  During August, six CBOE memberships changed hands – the highest sale price at $2.825 million. From January through August, 89 CBOE seats have been sold.

CBOE, the largest options marketplace in the U.S. and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com/.

CBOE Media Contacts:		Analyst Contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

CBOE®, Chicago Board Options Exchange®, CBOEdirect®, CBOE Volatility Index®, VIX®, XEO®, OEX®, CBSX® and CBOE Stock Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated.   SPXSM, XSPSM, MNXSM, GVZSM, EVZSM, OVXSM, BXOSM, RUHSM, VXDSM, VXNSM, RVXSM, VPDSM, VPNSM, VTYSM, VXOSM, and VXVSM are service marks of Chicago Board Options Exchange, Incorporated.  CFE® is a registered trademark and CBOE Futures ExchangeSM is a service mark of CBOE Futures Exchange, LLC.  Dow Jones®, DJIA®, and DIAMONDS® are registered trademarks of Dow Jones & Company, Inc. Dow Jones Industrial AverageSM and Options on the DowSM are service marks of Dow Jones & Company.  CBOE’s Options on the Dow based on the Dow Jones Industrial Average and financial products based on the CBOE DJIA Volatility Index are not sponsored, endorsed, marketed or promoted by Dow Jones. S&P®, S&P 100®, S&P 500®, and SPDR are registered trademarks of the McGraw-Hill Companies, Inc. and are licensed for use by the Chicago Board Options Exchange, Incorporated pursuant to a License Agreement. The Russell 2000® Index is a registered trademark of The Frank Russell Company used under license.  Nasdaq®, Nasdaq-100®, Nasdaq-100 Index®, and PowerShares QQQ TrustSM are trademarks of The Nasdaq Stock Market, Inc. iShares is a service mark of Barclays Global Investors, N.A. “HOLDRS” and “Holding Company Depositary ReceiptS” are service marks of Merrill Lynch & Co., Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov/, and the companies’ website, http://www.cboe.com/.In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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